FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 14, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  X

    Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  ____  No  _X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

…/43

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

April 30, 2004

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 30, 2004 to the TSX-VE

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. reports that a third phase of diamond drilling and a down-hole geophysical survey is already being planned for the Lakemount Ni-Cu-PGM Project now that 1,680 metres of drilling in an additional 8 holes has been completed in a phase two program. Assays from Phase two are pending. Phase 3 programs are being mobilized as soon as possible.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated April 30, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO    Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of April, 2004.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 04-81	News Release	April 30, 2004

LAKEMOUNT NI-CU-PGM PROJECT PHASE 2 COMPLETED,
ASSAYS PENDING, MORE DRILLING PLANNED

Platinum Group Metals Ltd. (PTM: TSXV) reports that a third phase of diamond drilling and a down-hole geophysical survey is already being planned for the Lakemount Ni-Cu-PGM Project now that 1,680 metres of drilling in an additional 8 holes has been completed in a phase two program. Assays from Phase two are pending. Phase 3 programs are being mobilized as soon as possible.

The exploration model for Lakemount targets the possible presence of undiscovered ponds of massive Ni-Cu-PGM sulphides along the base of the intrusion. Detailed study and analysis of the mineralization found in PTM’s drilling in both Phase 1 and Phase 2, particularly in the area of Phase 1 Hole 8, supports the potential for this model. Assays from the Phase 2 drilling (holes 9-16) will be announced when received and are expected by mid-May 2004. The Phase 2 drilling has extended known mineralization to 250 metres below surface and indicates further potential at depth.

Phase 1Hole 8 reported an intercept of 0.87 % Ni, 0.48 % Cu, 0.588 grams per tonne of PGM over 13.5 metres including an intercept of 1.40 % Ni, 0.69 % Cu, and 0.769 grams per tonne of PGM over 5.0 metres.

PTM has completed at total 16 holes (3,155 metres) in Phase 1 and Phase 2.  The objective of Phase 2 was to expand the known area of mineralization. The Phase 2 drilling program was completed on time and on budget, for $ 175,000. PTM holds a 62% Option interest from Western Prospector Group Ltd in the Lakemount Ni-Cu-PGM Project, located near Wawa, Ontario. Phase 2 drilling tested exploration targets highlighted from PTM’s computerized 3-dimensional geological modeling of 146 previous drill holes (last drilled in 1957) combined with PTM’s eight Phase 1 holes and new strong geophysical targets located outside the known mineralization zones generated from a February 2004 airborne survey.

Qualified Person

Dennis Gorc, P. Geo. is the Qualified Person for this release. Mr. Gorc is the Manager of Research and Acquisitions for the Company and is not independent as he is a founding shareholder of the Company. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He is directing the Lakemount exploration program. Mr. Gorc has a degree in geology and more than 25 years relevant experience in base and precious metals exploration and evaluations.

About PTM

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on exploration and development of platinum, palladium, and other platinum group element resources. The Company’s large portfolio of PGE projects across Canada and South Africa distinguishes the Company from its competitors.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President, Director

For further information on Platinum Group Metals visit our website www.platinumgroupmetals.net or contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Schedule A Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	Suite 800 – 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT’S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	February 29, 2004

DATE OF REPORT	April 14, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	“R. Michael Jones”	04/04/14
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	“Frank R. Hallam”	04/04/14
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

(Development Stage Company)

INTERIM BALANCE SHEET

FEBRUARY 29, 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

INTERIM BALANCE SHEET

	FEB. 29, 2004	AUG 31, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,254,413	$994,650
Performance Bonds	3,036	0
Amounts receivable (Note 4)	133,738	76,411
Marketable Securities (market value - $817,000)	298,000	58,000
Prepaid expenses	34,554	24,820
Total current assets	2,723,741	1,153,881

MINERAL PROPERTIES (Note 6)	5,132,063	3,891,653
FIXED ASSETS (Note 7)	69,946	40,887
Total assets	$7,925,750	$5,086,421

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$56,148	$169,548
FUTURE INCOME TAXES	359,000	359,000
	415,148	528,548
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 8) Issued and outstanding at February 29, 2004 -32,116,208 common shares (August 31, 2003 -27,831,267 common shares)	12,532,535	9,005,078
CONTRIBUTED SURPLUS (Note 8 c)	64,316	42,051
DEFICIT	(5,086,249)	(4,489,256)
	7,510,602	4,557,873

Total liabilities and shareholders’ equity	$7,925,750	$5,086,421

CONTINUING OPERATIONS (Note 1)

COMMITMENTS (Note 11)

APPROVED BY DIRECTORS:

“R. Michael Jones”

_________________________________

“Frank R. Hallam”

__________________________________

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2004

	Three Months Ended Feb. 29, 2004	Three Months Ended Feb. 28, 2003	Six Months Ended Feb. 29, 2004	Six Months Ended Feb. 28, 2003
	$	$	$	$
EXPENSES
Amortization	7,633	2,586	11,168	4,508
Annual general meeting	23,197	26,920	32,997	26,920
Bank charges & interest	759	394	1,440	852
Corporate Finance fees	75,000	-	100,000	-
Filing and transfer agent fees	17,495	28,703	33,351	33,025
Foreign Exchange	(19,331)	(622)	(20,118)	(2,964)
Insurance	2,922	2,047	5,843	4,095
Management and consulting fees	92,333	54,794	163,209	110,019
News Releases, printing & mailout	6,573	5,169	14,094	6,718
Office and miscellaneous	15,678	9,437	31,752	16,514
Professional fees	20,783	33,961	35,188	59,963
Promotion	22,613	13,282	64,560	20,544
Rent	18,659	11,564	34,355	18,280
Salaries and benefits	88,354	24,670	164,863	38,433
Shareholder relations	3,135	56,107	5,197	109,530
Telephone	6,795	5,309	14,776	7,870
Travel	67,397	11,775	110,306	23,138
Part XII.3 interest	-	9,713	6,500	9,713
	(449,995)	(295,809)	(809,481)	(487,158)

REVENUE
Interest Income	14,929	7,870	17,137	11,044
Services Revenue	38,233	-	75,982	1,228
Expense Recoveries	240,000	(100)	240,248	669
	293,162	7,770	333,367	12,941

LOSS BEFORE OTHER ITEM	(156,833)	(288,039)	(476,114)	(474,217)

OTHER ITEM
Property investigations	99	1,255	302	25,935
Mineral property costs written off	14,563	304,885	40,853	380,393
Loss in W/O of Active Gold	24,657	-	79,724	-
Loss on sale of marketable securities	-	1,614	-	3,864
	(39,319)	(307,754)	(120,879)	(410,192)

LOSS FOR THE PERIOD	(196,152)	(595,793)	(596,993)	(884,409)

DEFICIT, beginning of period	(4,890,097)	(2,888,879)	(4,489,256)	(2,600,263)
DEFICIT, end of period	(5,086,249)	(3,484,672)	(5,086,249)	(3,484,672)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2004

	Three Months Ended Feb. 29, 2004	Three Months Ended Feb. 28, 2003	Six Months Ended Feb. 29,2004	Six Months Ended Feb. 28, 2003
				$
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(196,152)	(595,793)	(596,993)	(884,409)
Add items not affecting cash:
Amortization	7,633	2,586	11,168	4,508
(Gain) Loss on sale of marketable securities	-	1,614	-	3,864
Write Off Mineral Property	14,563	304,885	40,853	380,393
Recovery in shares	(240,000)	-	(240,000)	-
Non-cash share compensation expense	22,265	-	22,265	-
Net change in non-cash working capital	(376,112)	300,482	(180,461)	411,516
	(767,803)	13,774	(943,168)	(84,128)
FINANCING ACTIVITIES
Issuance of shares	278,716	2,240,320	3,523,857	2,477,581
Obligation to issue shares	-	-	-	-
	278,716	2,240,320	3,523,857	2,477,581
INVESTING ACTIVITIES
Acquisition of capital assets	(13,898)	(5,136)	(40,227)	(6,493)
Acquisition cost of mineral properties	(79,563)	(107,375)	(160,158)	(323,161)
Exploration & development expenditures	(512,222)	(348,567)	(1,162,505)	(671,537)
Performance Bonds	(36)	-	(3,036)	-
Investment in Active Gold Group Ltd.	-	-	-	(160,327)
Recoveries from mineral properties	45,000	-	45,000	-
Proceeds on sale of marketable securities	-	48,436	-	87,436
	(560,719)	(412,642)	(1,320,926)	(1,074,082)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	(1,049,806)	1,841,452	1,259,763	1,319,371
CASH & EQUIVALENTS, beginning of period	3,304,219	376,826	994,650	898,907
CASH & EQUIVALENTS, end of period	2,254,413	2,218,278	2,254,413	2,218,278

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended February 29, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

During the period ended February 29, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) at a deemed price of $0.20 per share. Sydney Resource Corp. renegotiated an existing option agreement into a purchase agreement whereby Sydney purchased a 100-percent interest in the Company’s Simlock Creek, British Columbia gold project from Platinum Group Metals in exchange for the Company’s termination of the earn-in requirements of option agreement and Sydney paying the Company 1.2 million shares.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

During the period no interest or income tax expenses were paid.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

1.

CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations.  New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. and later renamed New Millennium Metals Corporation.  As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002.  However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.  As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  The estimated value of all properties are assessed by management on a continual basis and if the carrying value exceeds estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (“AcG 11”). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure.  The Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation plan

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price.  Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Earnings (loss) per common share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium.  The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium.  Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments, with fair values of $Nil, were converted according to a ratio of 1.65:1.  This business combination has been accounted for as a purchase transaction with the predecessor company, Platinum Group Metals Ltd., identified as the acquirer and New Millennium identified as the acquiree.  Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share.  Costs of the amalgamation totalled $231,325.  The total cost to the Company was therefore $1,541,710.  The results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

3.

AMALGAMATION (Continued)

The fair value of assets acquired in the amalgamation with New Millennium is as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income liability	(309,000)
$1,541,710

4.

AMOUNTS RECEIVABLE

	FEB. 29,2004	AUG.31,2003

Advances receivable (a)	$20,137	$35,023
Goods and Services Tax recoverable	33,700	16,902
(VAT) South African Value Added Tax recoverable	66,901	-
Interest receivable	13,000	14,153
Other	-	10,333
	$133,738	$76,411

(a)

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

5.

INVESTMENT IN ACTIVE GOLD GROUP LTD.

Active Gold Group Ltd. (“AGG ”) was incorporated under the Canada Business Corporations Act with one share issued to Platinum Group Metals Ltd. on June 11, 2002.  In August 2002 AGG acquired 100% of a private corporation in the Republic of South Africa and re-named it Active Gold Group RSA (Pty) Limited (“AGG RSA”).  In 2003 the Company and commercial investors subscribed for common shares of AGG.  The Company acquired 1,461,905 shares of AGG Canada at a cost of $160,327 and now owns 26.79% of AGG.

AGG RSA attempted to acquire and permit the 5,000 hectare Rooderand Gold Project in South Africa located near the town of Potchefstroom in the central Witwatersrand Basin.  AGG shares common directors and officers with the Platinum Group Metals Ltd.  The Company advanced working capital to AGG on commercial terms in the normal course of business during 2003.  See Note 4. to these financial statements.

AGG RSA failed to achieve a permit Rooderand and has therefore abandoned the project.  The Company has written off its investment in and advances to AGG after realizing an equity loss from the activities of AGG.  A summary of the Company’s investment in and advances to AGG follows:

Advances, at August 31, 2002	$5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances to AGG Canada	(24,725)
Balance, at August 31, 2003	$-

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES

Details of mineral properties are as follows:

Property	August 31, 2002	Year to Date	Written Off	August 31, 2003	Year to Date	Written Off	February 29, 2004
ONTARIO							
Agnew Lake	$ 384,568	$ (33,571)	$ -	$ 350,997	$ (34,817)	$ -	$ 316,180
Pro Am	3,125	14,699	-	17,824	3,600	-	21,424
Other Sudbury	180,031	(14,735)	(55,415)	109,881	3,435	-	113,316
Shelby Lake	308,635	247,696	-	556,331	135,668	-	691,999
Taman	129,361	30,211	-	159,572	2,615	-	162,187
Taman East	53,712	15,732	-	69,444	375	-	69,819
Senga	60,427	-	-	60,427	-	-	60,427
Dog River	147,341	65,293	-	212,634	(930)	-	211,704
LDI River	536,637	58,305	-	594,942	158,912	-	753,854
S Legris	474,720	84,332	-	559,052	1,448	-	560,500
Pebble	63,123	68,199	-	131,322	5,040	-	136,362
Stucco	368,159	26,519	(394,678)	-	-	-	-
PS Overlap	-	18,660	-	18,660	2,098	-	20,758
Thread	-	23,328	-	23,328	289	-	23,617
Farmer Lake	-	12,559	-	12,559	2,005	(14,564)	-
Lakemount	-	9,910	-	9,910	300,480	-	310,390
Other - Ontario	74,222	2,483	(60,737)	15,968	125,728	-	141,696
	2,784,061	629,620	(510,830)	2,902,851	705,946	(14,564)	3,594,233
SOUTH AFRICA							
Bushveld	-	26,290	-	26,290	13,615	(26,290)	13,615
Tweespalk	19,282	106,144	-	125,426	193,265	-	318,691
Sharp Arab	-	31,709	(31,709)	-	-	-	-
Ledig	25,578	247,597	(273,175)	-	-	-	-
Elandsfontein	-	571,398	-	571,398	219,136	-	790,534
Onderstepoort	-	122,160	-	122,160	16,266	-	138,427
Zandriver	-	3,769	-	3,769	2,954	-	6,723
War Springs	122,168	17,591	-	139,759	130,081	-	269,840
	167,028	1,126,658	(304,884)	988,802	575,317	(26,290)	1,537,830
Total	$ 2,951,089	$ 1,756,278	$ (815,714)	$ 3,891,653	$ 1,281,263	$ (40,853)	$ 5,132,063

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

	FEB.29, 2004	AUG.31, 2003	AUG.31, 2002

Mineral property acquisitions	$163,758	$459,809	$2,195,517
Assays	64,930	220,334	156,324
Drilling	510,993	365,780	232,441
Geological	468,967	460,875	300,010
Geophysical	61,551	80,440	129,964
Maps, fees and licenses	8,499	37,318	22,782
Reclamation	4,480	-	-
Site administration	29,522	35,279	52,533
Surveys	-	-	-
Travel	13,564	56,108	83,741
	1,326,263	1,715,943	3,173,312
Less recoveries (adjustments)	45,000	(40,335)	198,709
	1,281,263	1,756,278	2,974,603
Total, beginning of year	3,891,653	2,951,089	1,067,357
Less amounts written off	40,853	815,714	1,090,871
	3,850,800	2,135,375	(23,514)
Total, end of year	$5,132,063	$3,891,653	$2,951,089

At February 29, 2004, mineral properties consist of the following:

	FEB.29, 2004	AUG.31, 2003	AUG.31, 2002

Acquisiton costs	$1,622,171	$1,585,166	$1,631,064
Option fees to earn mineral interests	368,629	327,729	263,044
Deferred exploration costs	3,141,263	1,978,758	1,056,981
	$5,132,063	$3,891,653	$2,951,089

Pursuant to an agreement dated April 12, 2002, the Company optioned Wheaton River Minerals Ltd. the right to earn up to a 25% interest in the Shelby Lake and Lac des Iles River properties in exchange for funding up to $400,000 in exploration expenses on the two properties.  For the initial $200,000 worth of the required expenditures Wheaton River could earn a 10% interest in the two properties.  However, once the initial $200,000 was spent, either Wheaton River or the Company could elect to convert all of Wheaton River’s rights and interests to the properties into common stock of the Company at a price of $0.35 per share for the work funded to date.  During 2002 an amount of $200,061 in work was completed and Wheaton River then exercised its option and converted their rights and interests into 571,603 common shares of the Company, thus terminating the option agreement.  The Company recorded net additions to mineral properties in 2003 of $200,061.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

(a)

Sudbury

(i)

Agnew Lake

Pursuant to an agreement dated March 1, 1999, the Company acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (ll paid at the time of writing) and 60,606 shares (all of which have been paid).  The Company was also required to complete a total work commitment of $2,000,000 over an unspecified period of time, which has been completed.  The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2003, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,500,000 to be performed through a joint venture arrangement with Pacific North West Capital Corporation (“PFN”) and Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited.

The Company optioned the Agnew Lake property to PFN on June 18, 2000.  PFN may acquire 50% of the Company’s rights and interests in Agnew Property by issuing 50,000 shares to the Company, (which have been received), making cash payments to the Company totalling $200,000 over four years, (of which $145,000 has been received) and completing $500,000 in exploration over four years.  In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In 2001, The Company and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make annual payments of 75,000 PFN shares towards the exercise of their option.  It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN’s option.  To date, the Company has received three payments of 75,000 PFN shares towards the exercise of PFN’s option.  PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, The Company and PFN optioned their interests in the property to Kaymin Resources Limited (“Kaymin”). Kaymin may acquire a 50% interest in the combined rights and interests of The Company and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2005 (revised).  Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

On November 1, 2001, The Company and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000, ($11,500 paid), issuing 29,090 shares of the Company, (all of which have been issued) and the issue of 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period.  Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

 (b)

Thunder Bay

(i)

Pebble

Pursuant to an agreement dated March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $24,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement.  The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($108,449 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing.  The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

(ii)

South Legris

Pursuant to an April 2000 agreement, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $68,300 has been paid) and the expenditure of $1,000,000 ($490,462 incurred) in exploration expenditures within 5 years of the date of the agreement.  The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.

(iii)

Stucco

During the year ended August 31, 2003, the Company terminated its option agreement to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario and recognized a write-down of cumulative costs incurred to date of $394,678.

(iv)

Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario.  To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $558,553 of which has been incurred to February 29, 2004 (August 31, 2003 - $422,884)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

The Company may earn a further 10% interest, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

 (v)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 the Company has acquired an option to earn an undivided 100% interest in the Taman and Taman East properties.  To exercise its option the Company must make payments of $97,500 over five years ($73,500 of which has been paid to February 29, 2004) and issue 89,183 shares over five years (71,183 of which have been issued to February 29, 2004). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000.

(vi)

Senga and Tib

The Company acquired these claims by staking on March 20, 2000.  They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the Company's Taman and Dog River holdings in the same area. The Tib property has been dropped as of August 31, 2003, resulting in a write-off of cumulative costs to date of $29,726.

(vii)

Dog River

The Company has a 100% interest in the Dog River property located in the Lac Des Iles area.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty for $1,500,000.

(viii)

Lac des Iles River

On May 5, 2000 the Company entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, all of which has been paid to August 31, 2003, and completing exploration expenditures of $1,000,000 over five years, $546,330 of which has been incurred to February 29, 2004.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

 (c)

Wawa

(i)

Lakemount

On November 6, 2003 the Company entered into an option agreement to acquire a 62% interest in the Lakemount property from Western Prospector Group Ltd.  Under the terms of the agreement the Company may earn an initial 51% interest by completing $2,500,000 in exploration and development expenditures, and the payment of cash payments totalling $150,000, and issuing a total of 150,000

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

common shares of PTM before December 31, 2008. A $25,000 cash payment was made by the Company upon the execution of the agreement and the Company was committed to complete $100,000 in exploration expenditures by December 31, 2003, which was completed.  All additional cash payments, exploration expenditures and share payments are optional.  PTM must also pay all annual lease payments and taxes, which will amount to approximately $25,000 annually. Upon completion of the payments and property expenditures, PTM and Western will enter into an industry standard joint venture to develop the property.

An underlying agreement to the Western agreement provides PTM and Western with the option to acquire up to an additional 11% and 9% respectively in the property by making a cash payment to the underlying property owner of $300,000 per percentage point. Within the Lakemount property the Parcel 2017 Lease is subject to a 1.5% Net Sales Returns Royalty for precious stones and a 1.5% Net Smelter Returns Royalty for metals payable to the original lease holder.  This royalty may be purchased for $2,000,000.  The Wagner License is subject to a 3% Net Smelter Returns Royalty with buy-down provisions payable to the underlying owner.

The Lakemount Property, located 10 kilometres east of Wawa, Ontario along Highway 101, is comprised of two contiguous land packages within Esquega Township. The land package includes ACR patented lease block of 777 hectares and the Wagner License block of 2,240 hectares for a total of 3,017 hectares. The property covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones.

Occurring within the property is the Sunrise Lake ultramafic intrusion, measuring over 2 kilometres in length and 600 metres in width. This intrusion is host to a broad zone of magmatic copper-nickel mineralization along its southern margin. Between 1942 and 1957, drilling of 146 holes totalling 23,000 metres defined the open-ended Lakemount Zone along a length of approximately 800 metres and depth to 243 metres.  In December 2003 the Company drilled approximately 1,500 metres within eight drill holes on the property.  In February 2004 the Company conducted airborne geophysical surveys over the property.  Results of these programs were favourable and work is continuing on the property at the time of writing.

 (d)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the mineral rights for two properties located in the Northern Limb or Platreef area of the Bushveld Complex in the Republic of South Africa.  The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property, both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited.  Costs of investigation and acquisition amounting to $265,185 had been incurred and deferred to August 31, 2003.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

(d)

Republic of South Africa

(i)

War Springs and Tweespalk

The Company may purchase 100% of these mineral rights at any time within three years from the date upon which prospecting permits have been obtained on both properties for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three.  Subsequent to the grant of a prospecting permit for each property the Company is required to pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three.  The Company was granted a prospecting permit for the Tweespalk property in August of 2003 and for the War Springs property in February 2004.  Work is now underway on both properties.  The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR for US$1.4 million.  A 5% finder’s fee is due on payments made to the vendors.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.

During 2002 another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. (“Taung”), obtained a prospecting permit over portions of the War Springs property.  Taung purported to own a one third interest to portions of the mineral rights on the property.  The Company contested Taung’s position through a formal appeal process in the Republic of South Africa.

In September 2003, the Company, Taung and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW’s participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at August 31, 2003 is calculated to be $37,628, as AW is not currently able to tender such amounts due.  The Company expects that AW will achieve its own financing in the near future, and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement.  The amount recovered from AW will be treated as a reduction of the Company’s costs relating to the Tweespalk property when received.

(ii)

Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. (“Ledig Minerale”) whereby the Company could earn a 55% interest in Ledig Minerale’s holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, South Africa, approximately 100km northwest of Johannesburg.  At February 28, 2002 the Company had incurred $273,176 in costs relating to the property.  Further payments by the Company were contingent upon

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met and the Company refused to waive them. The agreement was therefore terminated and all costs relating to the project were written off by the Company.

(d)

Republic of South Africa (continued)

(iii)

Elandsfontein

In December 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company made an initial payment to the Vendors of ZAR 150,000 (approximately C$29,500 at the time of payment).  The Company must also pay a base price of ZAR 43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 (“UG2”) reef resource on the property, to a minimum of ZAR 4,000,000 (approximately C$791,000).  A further payment of ZAR 4.30 (approximately C$0.85) per tonne is due on any economic underground resource.  The purchase price is payable 90 days after the grant of a mining authorization.  The Company was obligated to a minimum exploration program, which was completed before the end of the period.  The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was later tendered under the terms of the option agreement.  The Vendors now claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The parties have agreed to refer the matter for Expert Determination as provided for in the option agreement.  PTM RSA intends to enforce its rights under the terms of the option agreement and is supported by the Company in this regard.  PTM RSA and the Company have sought legal advice and are confident of their prospects of successfully defending their position.  The alternative dispute resolution process provided for in the contract is expected to commence at the beginning of 2004 and should be completed by the end of the first quarter.  Time limits for the dispute resolution have not been set.

According to the terms of the Elandsfontein option agreement, the Company tendered a required payment for 10% of the base purchase price of the property in the amount of R 1.5 million prior to October 1, 2003, subject to the base purchase price being adjusted according to the terms of the agreement for actual UG2 open cast resource on the property.  The Vendors refused to accept the payment, claiming that an adjustment was not allowable.  The Company is of the view that the actual UG2 open cast resource on the property falls below that amount which would result in the minimum purchase price for the mineral rights being set at the R 4.0 million minimum and has, therefore, referred the matter for settlement under the binding arbitration provisions of the agreement.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

(e)

Write-down of mineral properties

During the first two quarters of 2004 the carrying values of certain of the Company’s mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of  $40,853 (August 31,2003 - $815,714; August 31,2002 - $1,090,871).

 (f)

Acquisition of New Millennium Metals Corporation

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation.  The Company acquired nineteen properties through the amalgamation.  These properties have been recorded on the books of the Company at a fair value of $1,930,444 as described in Note 3.

7.

CAPITAL ASSETS

			Feb.29,2004	Aug.31,2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Computer equipment and
software	$87,725	$36,602	$51,123	$28,754
Office furniture and
equipment	27,092	8,269	18,823	12,133
	$114,817	$44,870	$69,946	$40,887

8.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ended February 29, 2004:

(i)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(ii)

during the period, 1,742,032 share purchase warrants were exercised for proceeds of $1,424,657 and 132,000 stock options were exercised for proceeds of $59,200.

(iii)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.  No finders’ fee or commission was paid with respect to this private placement.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

During the year ended August 31, 2003:

(i)

the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

(ii)

the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002 and described in Note 6.

 (iii)

the Company completed a private placement for total proceeds of $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.  No finders’ fee or commission was paid with respect to this private placement.

 (iv)

the Company completed private placements for further proceeds of $1,799,125.  Proceeds of $767,875 were from the sale of 1,181,346 Flow-Through Units at $0.65 per unit.  Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing. The Company renounced $767,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2003.  At August 31, 2003, approximately $595,000 of this obligation remained outstanding.  Proceeds of $1,031,250 were received from the sale of 2,062,500 Non-Flow-Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  In addition, 304,385 share purchase warrants were issued to brokers in connection with these private placements, where one share purchase warrant is exercisable into one common share at a price of $0.75 until December 23, 2004.  Costs of issuing these shares totalled $209,193.

(v)

during fiscal 2003, 645,990 share purchase warrants were exercised for proceeds of $233,389 and 96,500 stock options were exercised for proceeds of $35,025.

(vi)

share issue expenses amounted to $209,194 relating to the various issuances throughout the year.

(vii)

during the year ended August 31, 2003, 714,272 shares of the Company were released from escrow, relating to the balance of 1,190,453 shares previously held in escrow and not released, pursuant to an arrangement where these shares would be released by no later than three years, based on a predetermined schedule for release.

The Company also has 199,308 shares held in escrow at August 31, 2003 which are to be released subject to the terms of release as required by the TSX Venture

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

Exchange, which are related to the performance of exploration and development work on the Company’s mineral properties.  These rules provide for pro rata release of escrow shares on the basis of 15% of the original number of performance escrow shares for every $100,000 expended on exploration and development, subject to certain limitations.

During the year ended August 31, 2002:

(i)

the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

(ii)

the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for net proceeds of $319,875. These placements were completed at market value and there was no premium obtained by way of their flow-through nature.  The Company renounced $331,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  At August 31, 2002, approximately $236,000 of this obligation remained outstanding.  This requirement was met by December 31, 2002.

(iii)

on January 30, 2002 the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share for total proceeds of $62,500.

(iv)

on February 18, 2002 the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company (Note 3).

(v)

the Company issued 1,403,572 common shares pursuant to a private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued with the common shares which were exercisable at $0.36 per share until May 30, 2003.

(vi)

on June 6, 2002 the Company closed a private placement of 3.2 million common shares at $0.25 per common share.  In connection with the placement the Company issued brokers’ warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003.  Issue costs related to this placement totalled $70,038 and are recorded as a reduction of the gross proceeds.

During the year ended August 31, 2001:

(i)

the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164).  The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

(ii)

the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929).  The Company renounced $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  This requirement was met in 2002.  The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002.

(iii)

210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees.  Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Granted in the year ended and balance
at August 31, 2001	840,000	$0.55
Granted	1,804,379	0.64
Exercised	(54,000)	0.48
Expired	(39,694)	0.71
Cancelled	(489,685)	0.96
Options outstanding at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	$0.53

Granted	200,000	0.89
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at February 29, 2004	2,035,000	$0.56

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

The following table summarizes options outstanding and exercisable at February 29, 2004:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	February 29,	Contractual	February 29,
Prices	2004	Life (Years)	2004
0.35	355,000	3.02	355,000
0.50	305,000	4.26	305,000
0.55	1,000,000	1.34	983,750
0.70	150,000	4.55	150,000
0.75	125,000	3.38	125,000
0.95	50,000	1.51	50,000
1.44	50,000	4.78	50,000
	2,035,000	2.77	2,018,750

The Company granted 175,000 stock options to employees and 25,000 to consultants during the period. The Company has recorded $22,265 of compensation expense relating to consultants in the year in the period ended February 29, 2004.  The Company has elected to measure compensation costs for employee stock options whereby no compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the period as reported	$(596,993)
Pro forma compensation expense	(81,500)
Pro forma loss	$(678,493)
Pro forma basic and diluted loss per share	$(0.02)

The following weighted average assumptions were used for the Black Scholes valuation of stock options granted during the year:

Risk-free interest rate	3.97%
Expected life of options	5 years
Annualized volatility	72%
Dividend rate	0.00%

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Issued to agents on issue of flow-through
special warrants	238,309	$0.55
Issued to agents on initial public offering	319,539	0.50
Exercised and converted to common shares	(2,000)	0.55
Balance at August 31, 2001	555,848	0.52
Purchase warrants on amalgamation with
New Millennium	1,114,695	0.88
Issued to private placement placees (Note 8 (b) (v))	701,786	0.36
Issued to agents on brokered financing (Note 8 (b) (vi))	319,000	0.25
Exercised and converted to common shares	(628,929)	0.66
Expired during the period	(753,878)	0.92
Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 8 (b))	2,712,596	0.79
Issued to agents on brokered financing (Note 8 (b) (iv))	304,385	0.75
Exercised and converted to common shares	(645,990)	0.36
Expired during the period	(662,532)	0.39
Balance at August 31, 2003	3,016,981	$0.79

Issued to private placement placees (Note 8 (b))	1,200,000	1.10
Exercised and converted to common shares	(1,742,032)	0.82
Balance at February 29, 2004	2,474,949	$0.92

Of the 2,474,949 common share warrants outstanding at February 29, 2004, 500,000 are exercisable at $0.75 per warrant expiring on December 17, 2004; 774,949 are exercisable at $0.75 per warrant expiring on December 24, 2004, and 1,200,000 are exercisable at $1.10 per warrant expiring on October 31, 2004.

 (e)

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties. These shares were issued during 2003.

9.

RELATED PARTY TRANSACTIONS

During the year, transactions with related parties were recorded as follows:

(a)

Management and consulting fees of $128,832 (Feb. 2003 - $86,496) were incurred with directors.  As at February 29, 2004 an amount of $6,390 owing was included in accounts payable (Feb. 2003 - $7,772).

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

 (b)

During 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”), a company with a common director and common officer.  During the period the Company received from MAG $75,982 (Feb. 2003 - $Nil).  Furthermore, the Company received $100,000 in finders’ fees in the form of 200,000 MAG common shares during the year ended August 31, 2003 for assistance in locating mineral properties in which MAG now has interests.

(c)

On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share.  This represents approximately a 27% interest in Active Gold Group at November 30, 2002. Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company.  Its business plan is to acquire and develop mature gold properties in South Africa. Active Gold is related to the Company by way of a common director and a common officer.  Active Gold Group has no earnings or losses from its operations.  At August 31, 2003, the Company wrote off its remaining investment and advances to Active Gold Group.  See Note 5 (a) to these financial statements.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2003	2002

Statutory tax rates	0%	0%

Recovery of income taxes computed at standard rates	$804,171	$801,640
Tax losses not recognized in the period that the
benefit arose	(591,771)	(348,040)
Future income tax recovery	$212,400	$453,600

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets and liability are as follows:

	2003	2002
Future income tax assets
Operating loss carryforwards	$1,148,675	$840,187
Fixed assets	15,429	7,151
Valuation allowance on future income tax assets	(1,164,104)	(847,338)
Net future income tax assets	$-	$-

Future income tax liability
Mineral properties	$359,000	$431,400
Net future income tax liability	$359,000	$431,400

The Company has non-capital loss carryforwards available to offset future taxable income in the amount of approximately $3.3 million and expire at various dates from 2005 to 2010.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

11.

COMMITMENT

The Company’s outstanding minimum lease payments under its office agreements are as follows:

2004	$31,450
2005	15,725
$47,175

12.

NET CHANGE IN NON-CASH WORKING CAPITAL

				Cumulative
				amount from
	Quarter ended	Year ended	Year ended	March 16, 2000
	February 29,	August 31,	August 31,	to August 31,
	2004	2003	2002	2003

Amounts receivable	$(57,327)	$217,633	$43,097	$144,821
Prepaid expenses	(9,734)	33,678	(41,601)	(24,820)
Accounts payable	(113,400)	58,120	(203,762)	(102,444)
	$(180,461)	$309,431	$(202,266)	$17,557

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties.  Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	Feb.29,2004	Aug.30,2003

Canada	$3,594,233	$2,902,851
South Africa	1,537,830	988,802
	$5,132,063	$3,891,653

.

14.

SUBSEQUENT EVENTS

Subsequent to the first quarter, 279,156 share purchase warrants were exercised for proceeds of $237,283 and 18,750 stock options were exercised for proceeds of $10,313.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A X Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	Suite 800 – 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT’S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	February 29, 2004

DATE OF REPORT	April 14, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	“R. Michael Jones”	04/04/14
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	“Frank R. Hallam”	04/04/14
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

SCHEDULE B:

SUPPLEMENTARY INFORMATION

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

General and Administrative Expenses

General and administrative expenses for the six month period totaled $809,481 (2003 - $487,158), net of revenues and recoveries of $333,367 (2003 - $12,941). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $19,291 (2003 - $116,248). Transfer agent and listing and sustaining fees totaled $133,351 (2003 - $33,025). Professional fees of $35,188 (2003 - $59,963) were incurred for legal, audit and accounting services. Management fees expense totaled $163,209 (2003 - $110,019). The increase in administration costs during the period, in contrast to the prior year relates principally to increased promotional costs $64,560 (2003 - $20,544) as the Company has attended more trade shows; travel costs of $110,306 (2003 - $23,138) as the management has traveled more frequently to South Africa and Toronto; corporate finance costs $100,000 (2003 – Nil); and salaries and benefits $164,863 (2003 – $38,433) although this is partly offset due to a decrease in shareholder relations $5,197 (2003 - $109,530) as the Company now provides this service in house. The Company’s amalgamation with New Millennium Metals Corporation in February 2002 and its increased activity level in Canada and South Africa have resulted in higher costs in this period as opposed to the previous years comparative period.

b)

Investment in Mineral Properties

Exploration and development costs deferred for the period totaled $1,162,505 (2003 - $1,256,134). Of that amount approximately $654,157 was incurred on the Company’s Thunder Bay properties, and approximately $11,988 was incurred on the Company’s Sudbury properties.  Programs in Thunder Bay included  $265,414 on the Lakemount drilling program;  $227,000 in drilling 3,042m and $21,464 in geological work principally on the Shelby Lake and Lac des Iles River properties. The programs in Thunder Bay were on budget.  An amount of $491,214 was incurred on the Company’s South African properties. In South Africa the main expenditures were $110,385 on Tweespalk for drilling and approximately $150,000 for geological consulting at Elandsfontein.  Gross cost recoveries on mineral properties during the period amounted to $45,000 (2003 – $59,275). During the period $40,853 (2003 – $380,393) in net deferred costs relating to mineral properties were written off. In general project budgets are highly variable as they are modified as exploration results are received.

2.

RELATED PARTY TRANSACTIONS

Management and consulting fees of $128,832 (2003 - $86,496) were incurred with directors during the period ended February 29, 2004. Approximately $65,898 is related to fees for the Company’s President. At February 29, 2004 fees totaling $6,390 (2003 – $7,772) were owed and were included in accounts payable.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a)

Shares issued during the period:

	Number Issued	Value
Common shares at $0.33 for mineral properties	10,909	$3,600
Common shares at $0.35 on option exercise	67,000	23,450
Common shares at $0.55 on option exercise	65,000	35,750
Common shares at $0.75 on warrant exercise	560,686	420,514
Common shares at $0.85 on warrant exercise	1,181,346	1,004,143
Common shares at $0.85 for private placement	2,400,000	2,040,000
Sub-total:	4,284,940	$3,527,457

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

SCHEDULE B:

SUPPLEMENTARY INFORMATION

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED (continued)

On September 17, 2003 the Company granted 150,000 incentive stock options to employees.  The options are exercisable at a price of $0.70 per share for a term of five years.  On December 11, 2003 the Company granted 50,000 incentive stock options to employees. The options are exercisable at a price of $1.44 for a term of five years. During the period 300,000 options to former consultants and an employee were cancelled.

4.

SUMMARY OF SECURITES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized and issued share capital:

Class	Par Value	Authorized	Issued	Amount
Common	NPV	1,000,000,000	32,116,208	$12,532,535

b)

Options outstanding:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
R. Michael Jones	January 31, 2000	$0.55	January 31, 2005	225,000
Dennis Gorc	January 31, 2000	$0.55	January 31, 2005	150,000
Cyrus Driver	January 31, 2000	$0.55	January 31, 2005	25,000
Barry Smee	January 31, 2000	$0.55	January 31, 2005	125,000
Douglas Hurst	January 31, 2000	$0.55	January 31, 2005	100,000
Iain McLean	January 31, 2000	$0.55	January 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2007	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2007	40,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2007	42,000
Iain McLean	March 6, 2002	$0.35	March 6, 2007	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2007	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2007	60,000
Frank Hallam	July 16, 2002	$0.75	July 16, 2007	50,000
Employees	March 6, 2002	$0.35	March 6, 2007	33,000
Employees	March 6, 2002	$0.55	March 6, 2007	65,000
Consultants/Advisors	July 16, 2002	$0.75	July 16, 2007	75,000
Consultants/Advisors	September 2, 2002	$0.95	Sept. 2, 2005	50,000
Consultants/Advisors	December 12, 2002	$0.55	Dec. 12, 2005	85,000
Employees	May 5, 2003	$0.50	May 5, 2008	130,000
Employees	May 12, 2003	$0.50	May 12, 2008	25,000
John Gould	June 27, 2003	$0.50	June 27, 2008	150,000
Frank Hallam	September 17,2003	$0.70	September 17,2008	75,000
John Gould	September 17,2003	$0.70	September 17,2008	75,000
Consultants/Advisors	December 11,2003	$1.44	December 11,2008	50,000
Total:				2,035,000

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

February 29, 2004

(Unaudited – Prepared by Management)

SCHEDULE B:

SUPPLEMENTARY INFORMATION

4.

SUMMARY OF SECURITES AS AT THE END OF THE REPORTING PERIOD (Continued)

c)

Warrants outstanding:

The following warrants are each exercisable into one common share of the Company as follows:

Number of Warrants	Exercise Price	Expiry
1,274,949	$0.75	December 24, 2004
1,200,000	$1.10	October 31, 2004

d)

Shares in escrow or subject to pooling

Escrowed at August 30, 2003

199,318 shares

Subject to pooling

none

5.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

R. Michael Jones

Barry W. Smee

Iain McLean

Douglas Hurst

Frank Hallam

b)

Officers:

R. Michael Jones (President)

Barry Smee (Secretary)

Frank Hallam (Chief Financial Officer)

 c)

   Officers of Subsidiary:

John Gould (Managing Director Platinum Group Metals RSA Ltd.)

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. As a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed and it assumed all of the rights and obligations of the two predecessor corporations.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the period the Company incurred a loss of $596,993 (2003 – $884,409). Included were mineral property write down expenses of $40,853 (2003 – $380,393). General and administrative expenses totaled $809,481 (2003 – $487,158) before interest other income and recoveries of $333,367 (2003 – $12,941). The increase in administration costs during the period, in contrast to the prior year relates principally to increased promotional costs $64,560 (2003 - $20,544) as the Company has attended more trade shows; travel costs of $110,306 (2003 - $23,138) as the management has traveled more frequently to South Africa and Toronto; corporate finance costs $100,000 (2003 – Nil); and salaries and benefits $164,863 (2003 – $38,433) although this is partly offset due to a decrease in shareholder relations $5,197 (2003 - $109,530) as the Company now provides this service in house.

The Company increased its general level of activity in the past year including activities in Canada and South Africa.  Also the Company has increased its profile and liquidity in the capital markets.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

b)

Exploration Programs and Expenditures

Total acquisition costs deferred during the period totaled $163,758 (2003 – $278,861). Exploration and development costs deferred totaled $1,162,505 (2003 – $1,256,134). Of that amount approximately $398,653 was incurred on the Company’s Thunder Bay properties, and approximately $11,988 was incurred on the Company’s Sudbury properties. An amount of $255,504 was incurred on the Lakemount project near Wawa, Ontario.  An amount of $491,214 was incurred on the Company’s South African properties. Gross cost recoveries on mineral properties during the period amounted to $45,000 (2003 – $59,275). During the period $40,853 (2003 – $380,393) in net deferred costs relating to mineral properties were written off.

During 2003 the Company continued to focus its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located in Ontario.

On the Company’s Thunder Bay holdings, a 3,000 metre drilling program was completed on the Shelby Lake and Lac Des Iles River properties in November 2003.  Further work is recommended.

On the Company’s Agnew Lake Property located west of Sudbury, Ontario Joint Venture partners Pacific Northwest Capital Corp. and Kaymin Resources Limited (a subsidiary of Anglo American Platinum Corporation Limited) continue to explore and to date have spent approximately $2.5 million on the property.  Airborne geophysics, ground work and diamond drilling was conducted on the project during the period.  At the time of writing the Agnew lake Management Committee is considering a 2004 budget for the project.  The Company recently completed all of its earn-in requirements pursuant to the Company’s option agreement with the underlying vendors.

On November 6, 2003 the Company entered an option agreement to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  Under the terms of the agreement the Company may earn up to 51% of the property by completing $2.5 million in exploration and development expenditures and by making staged payments totalling $150,000 ($25,000 paid) and 150,000 common shares by December 31, 2008.  A firm commitment to incur $100,000 in exploration work on the project by December 31, 2003 has been met.  At February 29, 2004 the Company had spent $44,976 in acquisition costs and $255,504 in exploration costs on the property.  The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder.  The leases comprising the Lakemount property are subject to net smelter return royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%.  These royalties are subject to buy-out and buy-down provisions.  In December 2003 the Company completed a 1,475 metre drilling program on the property and after analyzing the results returned in April of 2004 for a phase two drilling program, which is underway at the time of writing.

The Company continues to focus its acquisition efforts on the Republic of South Africa (“RSA”). The Company formed a 100% South African subsidiary in 2002 named Platinum Group Metals (RSA)(Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA.  PTM RSA has appointed Mr. John Gould, a senior mining executive, as managing director and has also established a permanent office in Johannesburg.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition to August 31, 2003 amounted to $265,185 (2002 - $141,450) and these costs have been deferred.

The agreement allows the Company to purchase 100% of these mineral rights at any time within three years from the date of grant of prospecting permits on both properties for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three.  In addition, subsequent to the granting of a prospecting permit, the Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three.  The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.  A 5% finder's fee is due on payments made to the mineral rights holders.  A prospecting permit was granted on Tweespalk in August 2003 and a permit was granted on War Springs in February 2004.  Phase one drilling of approximately 1,000 metres in three holes at Tweespalk returned favourable results and a Phase two program is underway at the time of writing.  Groundwork consisting of baseline cutting, soil geochemistry, mapping and geophysics is underway at War Springs and a drill campaign is expected to commence on that property shortly.

In November 2002 the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby Africa Wide may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.  By doing so the Company immediately exceeded the ten-year objective of the Government of South Africa for at least 26% participation in mining activities in South Africa by historically disadvantaged South Africans by 2010.

Shortly after securing its option to acquire the War Springs and Tweespalk properties the Company found that another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. (“Taung”), had obtained a prospecting permit over portions of the War Springs property.  Taung purported to have a one-third interest for some of the mineral rights to portions of the property.  The Company contested Taung’s position through a formal appeal process in the Republic of South Africa.

In September 2003 the Company, Taung and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW’s participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at August 31, 2003 is calculated to be $37,628, as AW is not currently able to tender such an amount.  The Company expects that AW will achieve its own financing in the near future and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement.  The amount recovered from AW will be treated in a reduction of the Company's costs relating to the Tweespalk property.

During 2002 the Company entered into an option agreement with Ledig Minerale Regte 909 JQ (Pty.) Ltd. (“Ledig Minerale”) whereby the Company could earn a 55% interest in Ledig Minerale’s holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg.  At February 28, 2002 the Company had incurred $273,176 in costs relating to the property.  Further payments by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa.  These conditions were not met and the Company refused to waive them.  The agreement was therefore terminated and all costs relating to the project were written off by the Company.

In December 2002 the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company made an initial payment to the Vendors of ZAR 150,000 (approximately C$29,500 at the time of payment).  The Company must also pay a base price of ZAR43 (approximately C$8.50) per tonne of open castable economic Upper Group 2

(“UG2”) reef resource on the property, to a minimum of ZAR4,000,000 (approximately C$791,000). A further payment of ZAR4.30 (approximately C$0.85) per tonne is due on any economic underground resource. The purchase price is payable 90 days after the grant of a mining authorization.  The Company was obligated to a minimum exploration program, which was completed before the end of the period.  The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company validly exercised the option provided in the option agreement by way of written notice on June 26, 2003. The initial ten percent of the purchase price for the mineral rights was later tendered in terms of the option agreement.  The vendors now claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void. The parties have agreed to refer the matter for Expert Determination as provided for in the option agreement.  PTM RSA intends enforcing its rights in terms of the option agreement and is supported by the Company in this regard.  PTM RSA and the Company have sought legal advice and are confident in their prospects of successfully defending their position. The alternative dispute resolution process provided for in the contract is expected to commence at the beginning of 2004. Time limits for the dispute resolution have not been set.

c)

Administration Expenses

Administration expenses and professional fees for the three month period totaled $809,481 (2003 – $487,158).  During the year 2002 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. During 2003 this growth continued as the Company acquired additional property in South Africa and commenced active exploration on the ground.  During the period an amount of $6,500 (2003 - $9,713) in expenses relate to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds, which were rescinded to shareholders for the previous year under the look-back provisions of the flow-through tax regulations. An amount of $302 (2003 – $25,935) was expensed for new property investigations during the period. Interest, other income and recoveries for the period totaled $333,367 (2003 - $12,941).

d)

Related Party Transactions

Management and consulting fees of $128,832 (2003 – $86,496) were incurred with directors during the period ended February 29, 2004. Approximately $65,898 is related to fees for the Company’s President. At February 29, 2004 fees totaling $6,390 (2003 – $7,772) were owed and included in accounts payable.

e)

Shareholder Relation Expense

The Company incurred shareholder relations’ expenses during fiscal 2003 totaling $159,532 (2002 – $203,138). Such expenses in 2003 were lower than in 2002 as the Company did not renew a contract with Defero Corporate Communications and renewed a contract with Roth Investor Relations only on a reduced engagement.  During 2003 the Company was active in raising its profile with both retail and institutional investors. Defero was paid a monthly fee of $5,000 until February 2003, and a total of $9,000 from March 1 to June 30, 2003.  Until April 2003 Roth Investor Relations were paid a retainer fee of US$4,000 per month, plus expenses. Subsequent to April 2003 Roth charges the Company for its services as they are incurred from time to time.  They provide distribution of the Company’s information primarily to US institutions and other international analysts and money managers.

During the period ending February 29, 2004 the Company managed its investor relations program “in-house”.  Both the Company’s President and Manager of Corporate Development respond to investor queries and carry out the investor relations function. Investor relations expenditures for the period totaled $5,197 (2003 - $109,530). Promotion expenditures for the period totaled $64,560

(2003 - $20,544) which includes attending trade shows, meeting with investors and creating brochures.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS (Continued)

f)

Travel Expenses

Travel expenses for the period amounted to $110,306 (2003 – $23,138). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors, in Canada, USA, London and South Africa.

g)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $163,758 (2003 - $278,861) in cash and shares. Of the amount incurred for 2002 the Company recorded acquisition costs upon amalgamation for the mineral properties of New Millennium Metals Corporation of $1,930,444. The amount represents consideration paid in shares, cash and the assumption of future liabilities and transaction costs of $231,325. Cash and share payments for other properties during the year include $79,571 for properties near Thunder Bay, Ontario, $5,230 for properties near Sudbury, Ontario, and $78,957 to acquire option rights to the South African Properties.

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 4,284,940 (2003 – 5,245,135) common shares during the period. Of this 4,274,031 shares (2003 – 5,230,439) were issued for cash proceeds of $3,523,857 (2003 - $2572,875). A further 10,909 shares (2003 – 14,696) were issued for mineral properties for a value of $3,600 (2003 - $5,700). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes.

On November 4, 2003 the Company completed a non-brokered private placement for proceeds of $2,040,000.  The placement was made to a single strategic investor and consisted of units priced at $0.85 each.  Each unit was comprised of one common share and one-half common share purchase warrant.  Each whole purchase warrant is exercisable into one additional common share at a price of $1.10 for a period of 12 months from closing.  The securities issued were subject to a four-month resale restriction ending on March 1, 2004.  No finder’s fees or commissions were paid in relation to the placement.

 The primary source of capital has been from the sale of equity. As at February 29, 2004 the Company had cash and cash equivalents on hand of $2,254,413 compared to cash and cash equivalents of $2,218,278 at February 28, 2003. The primary use of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $1,322,663 (2003 - $854,863), management fees and expenses of $163,209 (2003 - $110,019) and other general and administrative expenses of $646,272 (2003 - $377,139). Subsequent to the period the Company received $3,750 upon the exercise of share purchase warrants.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  In the past year to the time of writing this report, the South African Rand has gained in value against the Canadian dollar by approximately 8%.

4.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The board of directors approves the financial statements and ensures that management discharges its financial responsibilities.  The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The board of directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the board on specific topics.

5.

SUBSEQUENT EVENTS

Subsequent to the first quarter, 5,000 share purchase warrants were exercised for proceeds of $3,750.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

April 15, 2004

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 15, 2004 to the TSX-VE

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (“PTM”) reports that exploration is advancing on its Tweespalk and War Springs Projects on the Northern Limb of the Bushveld Complex, South Africa.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated April 15, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO    Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 16th day of April, 2004.

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 04-80	News Release	April 15, 2004

PTM STEPS UP NORTHERN LIMB BUSHVELD COMPLEX EXPLORATION

Platinum Group Metals Ltd. (PTM: TSX-V) reports that exploration is advancing on its Tweespalk and War Springs Projects on the Northern Limb of the Bushveld Complex, South Africa. PTM is commencing a Phase 2 drilling program at the Tweespalk Project today. The initial drill program resulted in the discovery of platinum/palladium mineralization at Tweespalk which returned 27.99 meters grading 1.09 grams per tonne platinum + palladium+gold (“PGM”), including 4.04 meters grading 4.40 grams per tonne PGM from the Bushveld sequence. The PGM mineralization was found near, but not at the base of the Bushveld Complex intrusive sequence. The next drilling program at Tweespalk, of up to 3 holes for 600 meters, will be directed along strike and up dip from the intersection in TW-1. The target area includes a large area with anomalous soil values in platinum and palladium where the layer intersected in TW-1 would project up to surface.

At the War Springs Project, located 17 kilometres south of Anglo Platinum’s PPRust Platinum Mine, surface work including mapping and sampling is now underway and this work combined with detailed airborne geophysical data recently received will be used to define drill targets for a diamond drill program in the near term. Soil sampling will be conducted on 1 kilometre spaced lines across the target basal contact and entire Bushveld sequence on the property. The airborne data confirms that the lower contact and Critical Zone of the Bushveld Complex cross the War Springs farm, over a strike length of approximately 6 kilometres. This portion of the Bushveld stratigraphy is contained within a highly prospective embayment in the floor of the intrusion.

Exploration on the Northern Limb of the Bushveld Complex has increased markedly as a result of the successful bulk tonnage mining operations at Anglo’s PPRust mine. The Northern Limb of the Bushveld Complex is some 110 kilometres long and has not been subjected to anywhere near the historic level of exploration as the traditional platinum mining areas on the western and eastern limbs. As a result, the known geological and mining models for the Northern Limb continue to evolve, thereby creating new exploration and development opportunities. PTM’s exploration is focused on both the bulk tonnage potential (PPRust type at or near the base of the sequence) and the potential for development of more traditional platinum bearing layered reef targets within this sequence.  Potential for both types of mineralization have been indicated by the first hole drilled at Tweespalk and have been indicated at War Springs.

Additional assays from the base of TW-1 included 3.77 meters of 1.00 grams per tonne platinum + palladium + gold from 684.65 meters to 687.55 meters (0.63 grams per tonne palladium, 0.33 grams per tonne platinum and 0.04 grams per tonne gold). Copper and nickel values in hole TW-1 were well correlated with the identified zones of PGM mineralization but are not at this time considered to be of economic significance. PTM holds a 70% Option interest in the War Springs and Tweespalk Projects.

 Qualified Person and Quality Control and Assurance

R. Michael Jones BA.Sc, P.Eng, acted as the Qualified Person for this release. Mr. Jones supervised the work of contracted geologists and Mr. John Gould, geologist, and Managing Director of Platinum Group Metals RSA Pty Ltd. Mr. Jones is President, and CEO of the Company, is a shareholder and is not independent.

Samples were analyzed for Au, Pt and Pd by standard fire assay with an ICP-MS finish and for base metal elements by ICP-MS. The samples were assayed at Anglo American Research Laboratories Pty Ltd, Johannesburg, South Africa. PTM employs a rigorous quality control program that includes insertion of blanks, duplicates and certified reference materials in the assay stream approximately once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

About PTM

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on the exploration for and development of platinum, palladium, and other platinum group element resources. The Company sees both platinum and palladium as important in its vision and mission.

The Company has recently announced the successful completion of a Phase 1 drilling program and the commencement of Phase 2 drilling on the Lakemount Ni-Cu-PGE Property near Wawa, Ontario. PTM holds a large portfolio of mineral rights near the North American Palladium mine near Thunder Bay Ontario, Canada.

PTM holds significant mineral rights on the Northern and Western Limbs of the Bushveld Complex in South Africa and is continuing to acquire additional mineral rights in the world’s premier platinum producing district. PTM is supportive of the new mining Charter and the Mining Act in South Africa. PTM’s Tweespalk and War Springs Projects exceed the Charter’s 10 year, 26% target for Black Economic Empowerment ownership with  30% BEE ownership.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

For further information on Platinum Group Metals visit our website www.platinumgroupmetals.net or contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.